Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - SECOND QUARTER 2018 RESULTS

Highlights

•	Operating revenue of $418.1 million.

•	Operating income of $239.2 million.

•	Net income of $217.2 million.

•	Adjusted EBITDA[1] of $320.1 million.

•	Cash and cash equivalents of $805.9 million.

•	Economic utilization[2] of 96%. Excluding downtime for planned maintenance, utilization was 98%.

•	Order backlog of $1.2 billion as of August 21, 2018.

•	10 cent per common unit distribution for the second quarter of 2018.

1 Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

2 Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Financial Results Overview

Total operating revenues for the second quarter were $418.1 million (1Q18: $194.3 million). The increase was primarily due to the West Leo litigation judgment, which was in our favor. We received approximately $250 million in litigation proceeds in July which will not be appealed, of which approximately $204 million was recognized as revenue in the second quarter.

Excluding the impact of the litigation proceeds, underlying revenue improved by approximately $20 million primarily due to the West Aquarius commencing operations during the quarter and contractual dayrate increases on the West Vela, West Auriga and West Capricorn. These were partially offset by fewer operating days for the West Capella and the West Vencedor being off contract for a full quarter.

Total operating expenses for the second quarter were $178.9 million (1Q18: $176.1 million), reflecting small quarterly variations in costs.

Operating income was $239.2 million (1Q18: $18.2 million). The increase was primarily related to revenue recognized from the successful outcome of the West Leo litigation. Underlying operating income improved by approximately $17 million due mainly to the West Aquarius commencement referred to above.

Net financial items resulted in an expense of $31.3 million (1Q18: expense of $25.9 million). The increase in the expense was primarily due to the higher interest rate on our Term Loan B (“TLB”) agreed to as part of the amendments completed in February 2018 and a lower gain on the mark to market valuation of derivatives of $10.8 million (1Q18: gain of $29.0 million). This was partially offset by $24 million of interest income recognized as part of the West Leo judgment and advisory fees related to the amendments on our TLB incurred in the first quarter not being repeated in the second quarter.

Income before tax was $207.9 million (1Q18: loss of $7.7 million). Income tax for the second quarter was a credit of $9.3 million (1Q18: expense of $8.6 million). The tax credit in the quarter was primarily due to changes in uncertain tax positions after reassessing several provisions taken.

Net income was $217.2 million (1Q18: net loss of $16.3 million). Seadrill Partners LLC Members had net income for the quarter of $127.7 million (1Q18: net loss of $3.2 million).

Distributable cash flow for the second quarter was $133.0 million and our 10 cent per common unit distribution has been maintained.

New Contracts

Since our first quarter report in May we have continued to see improving activity in the offshore drilling market and have entered into one new contract and one binding Letter of Award:

1.

In July, the West Capella secured a five well contract with the potential of several option wells with Sabah Shell Petroleum Limited in Malaysia. Backlog for the firm portion of the contract is expected to be approximately $32 million and commencement is expected in October 2018.

2.

In August the West Vencedor entered into a binding Letter of Award for two firm wells and one optional well with Petronas-Carigali Myanmar Limited in Myanmar. Backlog for the firm portion of the award is $13 million and commencement is expected in December 2018.

Financing and Liquidity

As of June 30, 2018, cash and cash equivalents were $805.9 million (1Q18: $859.6 million). Total liquidity for the Company was $855.9 million at the end of the quarter, including $50 million of available undrawn amounts under our revolving credit facility. Although we recognized the revenue and interest income from the West Leo judgment in our second quarter results, the cash was received in the third quarter and is therefore not included in these figures.

Under the terms of the amendments to TLB credit agreement completed in February 2018, we agreed to use a portion of the West Leo litigation proceeds after deducting certain litigation costs and taxes for a par prepayment of the TLB and we expect to prepay approximately $120 million in the third quarter.

Interest bearing debt was $3.3 billion as of June 30, 2018 (1Q18: $3.3 billion). Normal quarterly amortization during the second quarter was $31.4 million and we repaid the $20.3 million West Vencedor loan.

Net debt as at June 30, 2018 was therefore $2.5 billion (1Q18: $2.5 billion) resulting in a ratio of net debt to trailing twelve month adjusted EBITDA3 of 3.5:1.

As of June 30, 2018, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 83% of gross debt obligations as of June 30, 2018. The average swapped rate, excluding fixed margins, is approximately 2.49%.

3 Twelve month adjusted EBITDA: Twelve month trailing adjusted EBITDA means adjusted EBITDA for the twelve month period immediately prior to balance sheet date. Please see Appendix A for adjusted EBITDA definition.

Outlook

Adjusted EBITDA4 for the third quarter is expected to be lower than the second quarter adjusted EBITDA at around $100 million, based on operating income of around $21 million, reflecting:

•	The West Leo judgment recognized in the second quarter.

•	The conclusion of the West Aquarius contract in August and a full quarter of idle time on the West Capella.

•	A planned SPS on the West Vela in August.

August 21, 2018

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

4 Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
(in $ millions)	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating revenues
Contract revenues	204.4	185.5	235.6	389.9	494.2
Reimbursable revenues	6.9	7.7	2.2	14.6	7.2
Other revenues	206.8	1.1	30.1	207.9	94.0

Total operating revenues	418.1	194.3	267.9	612.4	595.4

Revaluation of contingent consideration	—	—	—	—	21.3
Total other operating income	—	—	—	—	21.3

Operating expenses
Vessel and rig operating expenses	77.2	76.4	78.5	153.6	154.3
Amortization of favorable contracts	11.3	11.3	17.6	22.6	35.1
Reimbursable expenses	5.9	7.3	2.0	13.2	6.6
Depreciation and amortization	71.4	70.2	70.8	141.6	137.8
General and administrative expenses	13.1	10.9	17.4	24.0	27.9

Total operating expenses	178.9	176.1	186.3	355.0	361.7

Operating income	239.2	18.2	81.6	257.4	255.0

Financial and other items
Interest income	28.8	4.5	3.8	33.3	7.0
Interest expense	(70.6)	(56.3)	(44.7)	(126.9)	(87.1)
Gain/(loss) on derivative financial instruments	10.8	29.0	(16.7)	39.8	(22.9)
Foreign currency exchange gain	0.2	—	0.8	0.2	0.6
Other financial items	(0.5)	(3.1)	(0.5)	(3.6)	(1.0)

Net financial items	(31.3)	(25.9)	(57.3)	(57.2)	(103.4)

Income/ (loss) before taxes	207.9	(7.7)	24.3	200.2	151.6

Tax benefit/ (expense)	9.3	(8.6)	(7.7)	0.7	(28.1)

Net income/ (loss)	217.2	(16.3)	16.6	200.9	123.5

Net income/ (loss) attributable to Seadrill Partners LLC members	127.7	(3.2)	11.7	124.5	68.5

Net income/ (loss) attributable to the non-controlling interest	89.5	(13.1)	4.9	76.4	55.0

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED BALANCE SHEETS

	As at June 30, 2018	As at December 31, 2017
(in $ millions)	(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	805.9	848.6
Accounts receivables, net	391.8	254.1
Amount due from related party	6.7	24.2
Other current assets	136.0	86.8

Total current assets	1,340.4	1,213.7

Non-current assets
Drilling units	5,074.4	5,170.9
Goodwill	3.2	3.2
Deferred tax assets	9.3	9.5
Other non-current assets	98.1	133.5

Total non-current assets	5,185.0	5,317.1

Total assets	6,525.4	6,530.8

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	308.7	162.9
Current portion of long-term related party debt	—	24.7
Trade accounts payable	38.7	37.4
Current portion of deferred and contingent consideration to related party	37.3	41.7
Related party payables	148.9	157.0
Other current liabilities	94.4	121.8

Total current liabilities	628.0	545.5

Non-current liabilities
Long-term debt	2,953.0	3,180.2
Long-term deferred and contingent consideration to related party	33.8	46.0
Deferred tax liability	1.2	1.5
Other non-current liabilities	38.9	55.8

Total non-current liabilities	3,026.9	3,283.5

Total liabilities	3,654.9	3,829.0

Members’ capital:
Common unitholders (issued 75,278,250 units as at June 30, 2018 and December 31, 2017)	1,295.9	1,208.9
Subordinated unitholders (issued 16,543,350 units as at June 30, 2018 and December 31, 2017)	117.2	94.8
Seadrill member interest	—	—

Total members’ capital	1,413.1	1,303.7
Non-controlling interest	1,457.4	1,398.1

Total equity	2,870.5	2,701.8

Total liabilities and equity	6,525.4	6,530.8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2018	June 30, 2017
(in $ millions)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	200.9	123.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	141.6	137.8
Amortization of deferred loan charges	6.2	5.8
Amortization of favorable contracts	22.6	35.1
Unrealized (gain)/loss on derivative financial instruments	(51.4)	3.0
Unrealized foreign exchange loss/(gain)	0.3	(2.0)
Payment for long term maintenance	(32.8)	(28.8)
Net movement in taxes	0.5	4.8
Revaluation of contingent consideration	—	(21.3)
Accretion of discount on deferred consideration	2.9	7.8

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(138.0)	41.6
Prepaid expenses and accrued income	1.5	(3.8)
Trade accounts payable	1.3	6.5
Related party balances	8.5	(19.4)
Other assets	(15.5)	16.7
Other liabilities	(15.4)	(21.4)
Changes in deferred revenue	0.6	(5.9)
Other, net	0.4	0.2

Net cash provided by operating activities	134.2	280.2

Cash flows from investing activities
Additions to drilling units	(12.3)	(24.0)
Payment received from loans granted to related parties	—	39.4

Net cash (used in)/ provided by investing activities	(12.3)	15.4

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended
	June 30, 2018	June 30, 2017
(in $ millions)	Unaudited	Unaudited

Cash flows from financing activities
Repayments of long term debt	(87.6)	(52.6)
Repayments of related party debt	(24.7)	(57.7)
Contingent consideration paid	(19.5)	(18.9)
Cash distributions	(26.0)	(15.0)
Repayment of shareholder loan	(6.2)	—

Net cash used in financing activities	(164.0)	(144.2)

Effect of exchange rate changes on cash	(0.6)	0.1

Net (decrease)/ increase in cash and cash equivalents	(42.7)	151.5
Cash and cash equivalents at beginning of the period	848.6	767.6

Cash and cash equivalents at the end of period	805.9	919.1

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Seadrill member	Total members’ capital	Non-controlling interest	Total equity

Balance at December 31, 2016 (audited)	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Net income	56.2	12.3	—	68.5	55.0	123.5
Cash distributions	(7.5)	—	—	(7.5)	(7.5)	(15.0)

Balance at June 30, 2017 (unaudited)	1,171.9	81.7	—	1,253.6	1,390.7	2,644.3

Balance at December 31, 2017 (audited)	1,208.9	94.8	—	1,303.7	1,398.1	2,701.8

Net income	102.1	22.4	—	124.5	76.4	200.9
Cash distributions	(15.1)	—	—	(15.1)	(10.9)	(26.0)
Repayment of shareholder loan	—	—	—	—	(6.2)	(6.2)

Balance at June 30, 2018 (unaudited)	1,295.9	117.2	—	1,413.1	1,457.4	2,870.5

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF.

The below table reconciles net income to DCF.

	Three months ended
	June 30, 2018	March 31, 2018
(in $ millions)	Unaudited	Unaudited

Net income/(loss) attributable to Seadrill Partners LLC members	127.7	(3.2)

Net income/(loss) attributable to non-controlling interest [5]	89.5	(13.1)
Income tax (benefit)/expense	(9.3)	8.6
Interest income	(28.8)	(4.5)
Interest expense	70.6	56.3
Gain on derivative financial instruments	(10.8)	(29.0)
Other financial items	0.5	3.1
Foreign currency exchange	(0.2)	—
Depreciation and amortization	71.4	70.2
Amortization of favorable contracts	11.3	11.3
Mobilization fees recognized in income	(6.5)	(1.9)
Mobilization fees billed during quarter	8.3	2.6
Deferred consideration falling due in quarter	(3.6)	(3.5)

Adjusted EBITDA	320.1	96.9

Interest receipts	28.8	4.3
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(70.6)	(58.7)
Income tax payments	(1.0)	(11.7)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(35.5)	(35.5)

Distributable cash flow before allocation to non-controlling interest	223.1	(23.4)

Allocation to non-controlling interest	(90.1)	11.4

Distributable cash flow	133.0	(12.0)

Distribution declared in respect of quarter	7.5	7.5

5The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

6Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	September 30, 2018	June 30, 2018	March 31, 2018
(in $ millions)	Forecast	Unaudited	Unaudited

Operating income	20.7	239.2	18.2

Depreciation and amortization	69.6	71.4	70.2
Amortization of favorable contracts	11.3	11.3	11.3
Mobilization fees recognized in income	(3.8)	(6.5)	(1.9)
Mobilization fees billed during quarter	5.1	8.3	2.6
Deferred consideration falling due in quarter	(2.5)	(3.6)	(3.5)

Adjusted EBITDA	100.4	320.1	96.9

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at June 30, 2018	As at March 31, 2018
(in $ millions)	Unaudited	Unaudited

Interest bearing debt (gross of loan fees)	3,293.4	3,345.1
Cash and cash equivalents	(805.9)	(859.6)

Net debt	2,487.5	2,485.5